FORM 8-A/A

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                    SECURITIES EXCHANGE ACT OF 1934


                      NORTHERN TRUST CORPORATION
           (Exact name of registrant as specified in its charter)

    Delaware                                     36-2723087
  (State of incorporation or organization)     (I.R.S. Employer
                                               Identification No.)

  50 South LaSalle Street, Chicago, Illinois                    60675
  (Address of principal executive offices)                   (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class          Name of each exchange on which
    to be so registered          each class is to be registered

       None                            Not Applicable


     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _______ (if applicable)


     Securities to be registered pursuant to Section 12(g) of the Act:

                     Preferred Stock Purchase Rights
                            (Title of class)


                            (Title of class)



           This Form 8-A/A amends and restates the Registration Statement on Form 8-A dated October 27, 1989, filed by Northern Trust Corporation (the "Registrant") with respect to the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement dated as of October 17, 1989 (the "Rights Agreement"), as amended by a First Amendment thereto dated September 17, 1997, a Second Amendment thereto dated November 18, 1997, and a Third Amendment thereto dated July 21, 1998.

 Item 1.  Description of Registrant's Securities to be Registered

           On October 17, 1989 the Board of Directors of the Registrant declared a dividend distribution of one Right for each outstanding share of common stock of the Registrant (the "Common Stock"). The distribution was payable on October 31, 1989 to stockholders of record on that date.

           Each Right initially entitled the holder, following a distribution of the Rights as described below, to buy one one-hundredth of a share of a new series of preferred stock of the Registrant, denominated "Series A Junior Participating Preferred Stock" at a price of $250 per one one-hundredth of a share, subject to adjustment (as a result of anti-dilution adjustments to date, each Right, if distributed, would be exercisable for one-sixth of one one-hundredth of a share of Series A Junior Participating Preferred Stock at an exercise price of $41.67 for each such fractional share). The Rights will be represented by and traded with the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) twenty days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Voting Power (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date") or (ii) twenty days after a person or group commences, or announces it intends to commence, a tender or exchange offer, the consummation of which would give such person or group 25% or more of the Voting Power (the earlier of such days being called the "Distribution Date"). Descendants of company-founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be an Acquiring Person as long as all such persons beneficially own Common Stock or other securities of the Registrant representing less than 23% of the Voting Power. Voting Power means the voting power of all securities of the Registrant then outstanding generally entitled to vote for the election of directors of the Registrant. Separate certificates for the Rights will be mailed to holders of Common Stock as of the Distribution Date, and thereafter the separate Right certificates alone will evidence the Rights.

           The Registrant's Series A Junior Participating Preferred Stock is a new series of preferred stock that is nonredeemable and that ranks junior to other series of Preferred Stock of the Registrant that are currently issued or may be issued in the future. Each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential quarterly dividend of $31 per share but will be entitled to an aggregate dividend equal to 100 times the dividend declared per share of Common Stock. In the event of liquidation, each share of Series A Junior Participating Preferred Stock will be entitled to a minimum preferential liquidation payment of $25,000 per share but will be entitled to an aggregate payment of 100 times the payment made per share of Common Stock. Each share of Series A Junior Participating Preferred Stock will have 100 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 100 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions. Because of the nature of the Series A Junior Participating Preferred Stock's dividend, liquidation and voting rights, the value of one one-hundredth of a share of Series A Junior Participating Preferred Stock should approximate the value of one share of Registrant's Common Stock at the time of the execution of the Rights Agreement.

           If, after October 17, 1989, any person becomes the beneficial owner of 25% or more of the Voting Power, the Rights will adjust so that, assuming the Rights are then exercisable, each Right (other than Rights held by an Acquiring Person which will become void) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the Registrant having, at the time of such transaction, a market value of two times the exercise price of the Right. However, the Rights will not so adjust if the event causing the 25% ownership threshold to be crossed is a tender offer or exchange offer for all outstanding shares of Common Stock at a price and on terms determined by a majority of the members of the Board of Directors of the Registrant who are not officers of the Registrant and who are Continuing Directors (as defined below), after receiving advice from the Board's financial advisors, to be at a fair price and otherwise in the best interests of the Registrant and its stockholders (a "Fair Tender Offer").

           If the Registrant is the surviving corporation in a merger involving an Acquiring Person and the Common Stock is not changed or exchanged, or if an Acquiring Person engages in certain types of self-dealing transactions, each Right (other than Rights owned by the Acquiring Person which will become void), assuming it is then exercisable, will entitle its holder to purchase at the then current exercise price of the Right, that number of shares of Common Stock of the Registrant having, at the time of such transaction, a market value of two times the exercise price of the Right.

           If, on or after the Stock Acquisition Date, the Registrant is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each Right, assuming it is then exercisable, will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the surviving company having, at the time of such transaction, a market value of two times the exercise price of the Right. Notwithstanding the foregoing, the Rights will not be exercisable as set forth in this paragraph in the event of any such merger or other business combination in which the Acquiring Person acquired its shares pursuant to a Fair Tender Offer, provided that the price per share of Common Stock offered in the second-step transaction is not less than the price paid in the Fair Tender Offer and the form of consideration offered in the second-step transaction is the same as that paid in the Fair Tender Offer.

           At any time after the Rights become exercisable for Common Stock, the Board of Directors of the Registrant may exchange the unexercised Rights (other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio (as adjusted, the "Exchange Ratio") of one share of Common Stock, or one one-hundredth of a share of Series A Junior Participating Preferred Stock (or of a share of a class or series of Registrant's preferred stock having equivalent rights, preferences and privileges), per Right, subject to adjustment (as a result of anti-dilution adjustments to date, the Exchange Ratio currently is one-sixth of one share of Common Stock per Right). Under certain circumstances, authorization of any such exchange must be by a majority of the Continuing Directors then in office.

           At any time prior to the close of business on the twentieth day following the Stock Acquisition Date, the Registrant may redeem the Rights at a price of $.01 per Right (as adjusted, the "Redemption Price"; as a result of anti-dilution adjustments to date, the Redemption Price is currently $.00167); provided that if the Board of Directors of the Registrant authorizes redemption of the Rights under certain circumstances, there must be at least one Continuing Director and such authorization shall require the approval of a majority of the Continuing Directors then holding office. After such redemption period has expired, the Registrant's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to securities representing 10% or less of the Voting Power and there is no other Acquiring Person. Prior to the date on which the Rights become non-redeemable, the Registrant with the concurrence of a majority of the Continuing Directors, may extend the time in which the Rights may be redeemed. Immediately upon the authorization of the redemption of the Rights by the Board of Directors of the Registrant, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

           "Continuing Director" means a director who (i) either (a) was a member of the Board of Directors of the Registrant prior to October 31, 1989, or (b) subsequently became a director of the Registrant and whose initial election or initial nomination for election subsequent to such date was approved by a vote of a majority of the Continuing Directors then on the Board of Directors of the Registrant, and (ii) is not an Acquiring Person or an affiliate or associate of an Acquiring Person or a representative of an Acquiring Person or any such affiliate or associate.

           The Rights will expire on October 31, 1999, unless earlier exchanged or redeemed by the Registrant as described above. Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Registrant, including without limitation, the right to vote or receive dividends. The original Rights Agent was Harris Trust and Savings Bank ("Harris Trust"). Effective as of November 10, 1997, Harris Trust was removed as Rights Agent under the Rights Agreement and Norwest Bank Minnesota, N.A. ("Norwest") was appointed to serve as successor Rights Agent thereunder.

           So long as the Rights are attached to the Common Stock, the Registrant will issue one Right with each new share of Common Stock issued so that all such shares will have attached Rights. No fractional shares will be issued, other than fractional shares of Series A Junior Participating Preferred Stock of the Registrant that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Preferred or Common Stock on the last trading day prior to the date of exercise.

           The Board of Directors of the Registrant may amend the Rights Agreement. After the Distribution Date, however, the Board of Directors of the Registrant may amend the Rights Agreement only to cure any ambiguity, to cure any defective or inconsistent provisions, to make changes with do not adversely affect the interest of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption may be made at any time when the Rights are not redeemable. In addition, no supplement or amendment may be made which changes the Redemption Price, the final expiration date, the purchase price or the number of shares of Series A Junior Participating Preferred Stock for which a Right is exercisable, unless at the time of such supplement or amendment there is no Acquiring Person and such supplement or amendment does not adversely affect the interests of the holders of Rights certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person).

           The Rights Agreement between the Registrant and the Rights Agent specifying the terms of the Rights is included as Exhibit 1 to this Registration Statement and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

           On September 17, 1997, the Registrant amended certain provisions of the Rights Agreement (the "First Amendment"). The First Amendment is included as Exhibit 2 to this Registration Statement and is incorporated herein by reference.

           On November 18, 1997, the Registrant amended certain provisions of the Rights Agreement (the "Second Amendment"). The Second Amendment is included as Exhibit 3 to this Registration Statement and is incorporated herein by reference.

           On July 21, 1998, the Board of Directors of the Registrant approved a third amendment (the "Third Amendment") to the Rights Agreement. The Third Amendment provides for an automatic redemption of the Rights upon the earliest to occur of the following (each, an "Automatic Redemption Event"): (i) any person becomes the beneficial owner of securities of the Registrant which in the aggregate represent 14% or more of the Voting Power, (ii) any person commences, or publicly announces its intent to commence, a tender or exchange offer if upon consummation thereof such person, together with all affiliates and associates of such person, would be the beneficial owner of securities of the Registrant which in the aggregate represent 15% or more of the Voting Power, (iii) any person makes by public announcement or by written communication that is or becomes the subject of a public announcement, or publicly announces its intent to make, a proposal to the Registrant or its stockholders for (1) a merger, consolidation or similar transaction involving the Registrant or any of its subsidiaries, (2) a purchase or other acquisition of all or a substantial portion of the assets or deposits of the Registrant and its subsidiaries or
 (3) a purchase or other acquisition of securities representing 15% or more of the Voting Power (any transaction of the type described in clauses (1), (2) and (3) above, an "Acquisition Transaction"), or (iv) any person files an application or notice with the Board of Governors of the Federal Reserve System, or any other federal or state banking regulatory authority, which application or notice seeks approval to engage in any transaction constituting an Acquisition Transaction. Effective immediately upon the occurrence of an Automatic Redemption Event, by action of the Board of Directors of the Registrant taken to approve the Third Amendment and without any further action on the part of or notice from the Board of Directors of the Registrant, the Rights will be redeemed and will terminate, and thereafter, the only right of holders of the Rights will be to receive the redemption price set forth in the Rights Agreement.

           The Third Amendment is filed herewith as Exhibit 4 and is incorporated herein by reference. The foregoing description of the Third Amendment does not purport to be complete and is qualified in its entirety by reference to the full text thereof.

 ITEM 2.   EXHIBITS

           The following exhibits are filed as a part of this Registration Statement.

 Exhibit No.             Description

   1 Rights Agreement, dated as of October 17, 1989, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated October 27, 1989)

   2 First Amendment to Rights Agreement, dated as of September 17, 1997, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 10(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)

   3            Second Amendment to Rights Agreement, dated as of
                November 18, 1997, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to
                Exhibit 10(xiv)(2) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997)

   4 Third Amendment to Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A.


                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                          NORTHERN TRUST CORPORATION


                          By: /s/ Perry R. Pero
                              ---------------------------------------
                              Name:   Perry R. Pero
                              Title:  Senior Executive Vice President



 Dated:  July 24, 1998


                                  EXHIBIT INDEX

 1 Rights Agreement, dated as of October 17, 1989, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated October 27, 1989)

 2              First Amendment to Rights Agreement, dated as of
                September 17, 1997, between Northern Trust Corporation and Harris Trust and Savings Bank (incorporated by reference to
                Exhibit 10(i) to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997)

 3 Second Amendment to Rights Agreement, dated as of November 18, 1997, between Northern Trust Corporation and Norwest Bank Minnesota, N.A. (incorporated by reference to Exhibit 10(xiv)(2) to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997)

 4 Third Amendment to Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A.